U.S.  SECURITIES AND EXCHANGE COMMISSION    SEC FILE NUMBER
          Washington, D.C. 20549
                                              0-14724

               FORM 12b-25                   CUSIP NUMBER
       NOTIFICATION OF LATE FILING           042624106

:    Form  10-KSB    G   Form 20-F        G   Form  11-K        G
Form 10-Q       G   Form N-SAR
            For the period ended: December 31, 1997


PART I: REGISTRANT INFORMATION
Registrant:          ARNOX CORPORATION
Executive Office:   1612 N. Osceola Avenue
               Clearwater, Florida 34615


PART II: RULES 12b-25(b) & (c)
The subject report could not be filed without unreasonable effort or expense and the Registrant therefore seeks relief pursuant to Rule 12b-25(b).
    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.


PART III: NARRATIVE

     Registrant is negotiating a potential business combination with some privately-held companies, as authorized by Registrant=s shareholders in the 1996 and 1997 meetings of the Registrant=s shareholders. The current negotiations are still preliminary and the parties have not yet decided whether to proceed with a business combination. Registrant believes that such a decision will be made soon and that this decision could require significant modification of Registrant=s Annual Report on Form 10-KSB. Given this contingency, Registrant cannot prepare and file this Annual Report on Form 10-KSB without unreasonable effort and expense.


PART IV: OTHER INFORMATION
    (1)   Contact Person:     Ms. Sally Fonner    (813) 443-3434

    (2)Have all periodic reports required under Section 13 or 15(d) of the Securities
     Exchange Act of 1934 during the preceding 12 months been filed:  Yes  X
      No
     If not, identify report(s):

    (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by  the  earnings statements to be included in the subject report or portion thereof ?
     Yes        No  X
     [If so, explain the anticipated change, both narratively and quantitatively, and state the reasons why a reasonable estimate of the results cannot be made.]



ARNOX CORPORATION has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: March 30, 1998                  By:
                                   Sally  Fonner,  President  and
sole Director